UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Aclaris Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

00461U105

(CUSIP Number)

Moshe Arkin

6 Hachoshlim Street, Bldg. c

Herzliya 46724, Israel

Telephone: 972-9-788-3330

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00461U105

1	NAME OF REPORTING PERSON

M. Arkin (1999) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,967,082
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,967,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,967,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.75%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 00461U105

1	NAME OF REPORTING PERSON

Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,967,082
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,967,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,967,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.75%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 00461U105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the 1999 Company were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,967,082 Shares beneficially owned by the 1999 Company is approximately $2,219,203, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,388,432 Shares outstanding as of November 7, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2019.

A.	The 1999 Company
(a)	As of the close of business on December 19, 2019, the 1999 Company directly beneficially owned 1,967,082 Shares.

Percentage: Approximately 4.75%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,967,082
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,967,082
(c)	The transactions in the Shares by the 1999 Company since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
B.	Mr. Arkin
(a)	As the Chairman and sole shareholder of the 1999 Company, Mr. Arkin may be deemed to beneficially own the 1,967,082 Shares owned by the 1999 Company.

Percentage: Approximately 4.75%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,967,082
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,967,082
4

CUSIP No. 00461U105

(c)	Mr. Arkin has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by the 1999 Company since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
(e)	As of December 19, 2019, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

5

CUSIP No. 00461U105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2019

M. Arkin (1999) Ltd.

By:	/s/ Moshe Arkin
	Name:	Moshe Arkin
	Title:	Chairman

/s/ Moshe Arkin
Moshe Arkin

6

CUSIP No. 00461U105

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1

to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

M. Arkin (1999) Ltd.

Sale of Common Stock	(3,000)	1.7920	12/03/2019
Sale of Common Stock	(159,725)	1.7830	12/09/2019
Sale of Common Stock	(38,675)	1.8260	12/10/2019
Sale of Common Stock	(100,000)	1.7980	12/11/2019
Sale of Common Stock	(79,702)	1.8900	12/16/2019
Sale of Common Stock	(102,623)	1.8610	12/17/2019
Sale of Common Stock	(129,587)	1.8320	12/18/2019
Sale of Common Stock	(102,846)	1.8260	12/19/2019